Exhibit 21.1

CAPITAL SOUTHWEST CORPORATION
List of Subsidiaries

Name of Subsidiary	State of Incorporation

Capital Southwest Equity Investments, Inc.	Delaware
Capital Southwest SBIC I, LP	Delaware
Capital Southwest SBIC II, LP	Delaware
Capital Southwest SBIC I GP, LLC	Delaware
Capital Southwest SPV LLC	Delaware